Exhibit 99.1

Yulong Eco-Materials Limited Announces Results of its Annual General Meeting

Held in Bangkok, Thailand on November 26, 2018

Bangkok, Thailand: December 3, 2018— Yulong Eco-Materials Limited (Nasdaq: YECO) (“Yulong” or the “Company”), hereby announces the results of the Company’s Annual General Meeting of Shareholders (the “Meeting”) held on December 3, 2018 at 10:00 a.m. Bangkok, Thailand, Local Time.

At the Meeting, the Company’s shareholders representing 87.99 percent of the issued shares of the Company adopted and approved the following resolutions proposed by the Board of Directors of the Company:

1.	To appoint Daniel Mckinney to serve as a director of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed.

2.	To appoint Daniel Mckinney to serve as Chairman of the Board of Directors until the next annual meeting of the Company or until his successor is duly elected and appointed.

3.	To appoint William Bossung to serve as an independent director of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed.

4.	To appoint William Bossung to serve as Chairman of the Company’s Audit Committee and to serve as an independent director on the Company’s Nominating Committee and the Company’s Compensation Committee until the next annual meeting of the Company or until his successor is duly elected and appointed.

5.	To appoint Jeffrey Bergman to serve as an independent director of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed.

6.	To appoint Jeffrey Bergman to serve as Chairman of the Company’s Nominating Committee and to serve as an independent director on the Company’s Audit Committee and the Company’s Compensation Committee until the next annual meeting of the Company or until his successor is duly elected and appointed.

7.	To appoint Norman Macasaet to serve as an independent director of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed

8.	To appoint Norman Macasaet to serve as Chairman of the Company’s Compensation Committee and to serve as an independent director on the Company’s Audit Committee and the Company’s Nominating Committee until the next annual meeting of the Company or until his successor is duly elected and appointed.

9.	To amend the Company’s Articles of Association and affect an increase in the Company’s authorized capital to 500,000,000 common shares with a par value of 0.00625.

10.	To approve and ratify the appointment of G.C. and Associates CPAs, PLLC, as the new independent registered public accounting firm to audit the financial statements for the fiscal year ended on June 30, 2018 and to review two quarterly financial statements for the fiscal quarters ended September 30, 2018 and December 31, 2018;

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.